News Release

Sun Life Financial

# Sun Life Financial Announces Estimated Impact of U.S. Tax Reform

**TORONTO, January 12, 2018 /CNW/** - Sun Life Financial Inc. (TSX:SLF) (NYSE:SLF) (Sun Life Financial) today announced the estimated impact of U.S. corporate tax reform on the Company. Under the Tax Cuts and Jobs Act, which took effect January 1, 2018, the U.S. corporate tax rate was reduced to 21% from the previous rate of 35%. As a result of this legislation, the Company expects the tax expense included in its 2018 underlying net income to decrease by approximately $130 million.

Sun Life Financial also expects to take a charge to reported net income of approximately $200 million related to U.S. tax reform when the Company reports its fourth quarter results on February 14, 2018. The expected charge reflects the net impact of U.S. corporate tax reform on actuarial liabilities, deferred tax assets and deferred tax liabilities and a one-time tax charge on deemed repatriation of foreign earnings.

**Cautionary Language Regarding Forward-Looking Information**
From time to time, the Company makes written or oral forward-looking statements, including in this document. All such statements are made pursuant to the “safe harbour” provisions of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. The forward-looking statements in this document relate to: (i) the expected impact of U.S. corporate tax reform on the Company’s tax expense included in its 2018 underlying net income, and (ii) the expected charge to reported net income related to U.S. tax reform in the fourth quarter of 2017. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, include but are not limited to, the interpretation of the U.S. tax reform legislation by tax authorities, and the risk factors that are set out in SLF Inc.’s 2016 AIF under the heading Risk Factors and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively, and include the factors summarized below. The realization of our forward-looking statements, essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: credit risks -related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; **market risks** -related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; and fluctuations in foreign currency exchange rates; **insurance risks** -related to mortality, morbidity, longevity and policyholder behaviour; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; **business and strategic risks** -related to global economic and political conditions; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the design and implementation of business strategies; changes in the legal or regulatory environment, including capital requirements and tax laws; tax matters, including estimates and judgments used in

calculating taxes; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and the impact of mergers, acquisitions and divestitures; **operational risks** -related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; the execution and integration of mergers, acquisitions and divestitures; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; the environment, environmental laws and regulations and third-party policies; and **liquidity risks** -the possibility that we will not be able to fund all cash outflow commitments as they fall due.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

**About Sun Life Financial**
Sun Life Financial is a leading international financial services organization providing a diverse range of insurance, wealth and asset management solutions to individuals and corporate Clients. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2017, Sun Life Financial had total assets under management of $934 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

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| **Media Relations Contact:** | **Investor Relations Contact:** |
|---|---|
| Simon Townsend | Greg Dilworth |
| Vice-President | Vice-President |
| Corporate Communications | Investor Relations |
| T. 416-204-3810 | T. 416-979-6230 |
| simon.townsend@sunlife.com | investor.relations@sunlife.com |